EXHIBIT 12.1

HOST HOTELS & RESORTS, L.P. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED LIMITED PARTNER UNIT DISTRIBUTIONS

(in millions, except ratio amounts)

	Year-to-date Ended		Year Ended December 31,
	September 8, 2006	September 9, 2005	2005	2004	2003	2002	2001
Income (loss) from operations before income taxes	$185	$96	$159	$(91)	$(264)	$(87)	$3
Add (deduct):
Fixed charges	350	378	526	575	607	578	570
Capitalized interest	(2)	(3)	(5)	(3)	(2)	(2)	(8)
Amortization of capitalized interest	4	4	6	6	6	6	7
Minority interest in consolidated affiliates	7	6	7	4	4	8	15
Net (gains) losses related to certain 50% or less owned affiliates	8	1	1	16	22	9	(3)
Distributions from equity investments	3	2	2	6	3	6	9
Distributions on preferred limited partner units	(12)	(21)	(27)	(37)	(37)	(37)	(32)
Issuance costs of redeemed preferred units units	(6)	(4)	(4)	(4)	—	—	—

Adjusted earnings	$537	$459	$665	$472	$339	$481	$561

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$298	$318	$444	$484	$521	$492	$484
Capitalized interest	2	3	5	3	2	2	8
Distributions on preferred limited partner units	12	21	27	37	37	37	32
Issuance costs of redeemed preferred units units	6	4	4	4	—	—	—
Portion of rents representative of the interest factor	32	32	46	47	47	47	46

Total fixed charges and preferred limited partner unit distributions	$350	$378	$526	$575	$607	$578	$570

Ratio of earnings to fixed charges and preferred limited partner unit distributions	1.5	1.2	1.3	—	—	—	—
Deficiency of earnings to fixed charges and preferred limited partner unit distributions	—	—	—	$(103)	$(268)	$(97)	$(9)